UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(AMENDMENT NO. 2)*

GreenCore Technology, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

03840N 10 7
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 6 Pages

CUSIP No. 03840N 10 7	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,805,389
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,805,389
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,805,389
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03840N 10 7	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,805,389
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,805,389
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,805,389
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03840N 10 7	13G	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Winters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,805,389
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,805,389
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,805,389
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03840N 10 7	13G	Page 5 of 6 Pages

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (“Common Stock”) of GreenCore Technology, Inc., formerly AquaCell Technologies, Inc., beneficially owned by the Reporting Persons specified herein as of February 11, 2009 and amends and supplements the Schedule 13G dated June 7, 2007 and filed by the Reporting Persons on June 18, 2007, as amended by the Schedule 13G Amendment No. 1 filed on January 30, 2008 (“Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.

Item 4.	Ownership:

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 3,805,389 shares

Subject to the Ownership Limitation (defined below), the Reporting Persons own a total of 7,250,000 shares of Common Stock, including (i) 6,225,000 shares of Common Stock into which a Convertible Promissory Note with an outstanding principal balance of $1,245,000 is convertible assuming no addition of interest or default interest (“Convertible Note”), which Convertible Note was issued to Gemini Master Fund, Ltd. (“Gemini”) on or about June 7, 2007, (ii) 500,000 shares of Common Stock issuable upon exercise of a Warrant issued to Gemini on or about such date having an exercise price of $0.50 (“Purchase Warrant”), (iii) 250,000 shares of Common Stock issuable upon exercise of a warrant previously issued to Gemini having an exercise price of $0.35 and expiring November 13, 2011, (iv) 250,000 shares of Common Stock into which a Convertible Promissory Note with an outstanding principal balance of $50,000 is convertible assuming no addition of interest or default interest (together with the Convertible Note, the “Convertible Notes”) which convertible note was issued to Gemini on or about August 27, 2008, and (v) 25,000 shares of Common Stock issuable upon exercise of a Warrant issued to Gemini on or about such date having an exercise price of $0.50 (together with the Purchase Warrant, the “Purchase Warrants”).

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which Gemini’s Convertible Notes and Purchase Warrants are convertible and exercisable is limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Persons having beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the “Ownership Limitation”), the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause the Reporting Persons’ beneficial ownership to exceed the Ownership Limitation.

Therefore, in accordance with the Ownership Limitation, the Reporting Persons, based upon 34,632,888 shares of common stock outstanding, beneficially own 3,805,389 shares of Common Stock and disclaim beneficial ownership of 3,444,611 shares of Common Stock.

(b)	Percent of Class: 9.9%

 Based upon 34,632,888 shares of Common Stock outstanding as of September 30, 2008.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 3,805,389

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 3,805,389

Item 10.	Certification:

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03840N 10 7	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 11, 2009

GEMINI MASTER FUND, LTD.
By:	GEMINI STRATEGIES, LLC, as investment manager

	By:	/s/ Steven Winters
	Name:	Steven Winters
	Title:	Managing Member

GEMINI STRATEGIES, LLC

By:	/s/ Steven Winters
Name:	Steven Winters
Title:	Managing Member

/s/ Steven Winters
Steven Winters